Mail Stop 4561

March 24, 2010

Petra Jaeger, President and CEO
ePhoto Image, Inc.
c/o Nevada Agency and Trust Company
50 West Liberty St., Suite 880
Reno, NV 89501

> **Re:** **ePhoto Image, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 25, 2010**
> **File No. 333-165074**

Dear Mr. Jaeger:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors

General

1. You refer throughout your risk factors to the company's "Site" and its "Products," but these terms are not defined until later in the filing in the Business section. Please avoid reliance on defined terms, particularly those that are commonly understood or can easily be understood in context. See Rule 421(b) of Regulation C. If continue to use defined terms, please ensure that they are defined where first used in the prospectus.

"Because our President and Director, Rosalina Ritualo…," page 14

2.   Please revise the caption of this risk factor to refer instead to Mr. Jaeger, who appears to be ePhoto Image's sole officer and director; or advise.

Organization within the Last Five Years, page 25

3.   We note the following statement in your filing: "We are engaged in the business of developing, manufacturing, and selling chalk dust-eliminating blackboard erasers (the 'Product') specifically for teachers and professionals in the Philippines." This disclosure is not consistent with the descriptions of the company's business plan provided elsewhere in the filing. Please revise as appropriate, or advise.

Business, page 26

4.   Your prospectus summary states that ePhoto Image is a development stage company that has not generated significant revenues. Expand your disclosure in Business and elsewhere as appropriate to provide enhanced disclosure of the status of your development. Clarify what you have accomplished to date, and what remains to be accomplished in order for your company to begin generating revenues. For example, explain more specifically what the company has done to date to develop its software and website. With respect to the company's website, address whether you have registered a domain name and identified a web host.

5.   In addition, ensure that the verb tense used in your disclosure comports with the current status of the company's business. For example, disclosure on page 28 states in the present tense that your website "is an online stock image transaction site;" that you "differ from many online stock image companies;" and that you "are a business offering digital product, transaction, and delivery." We note also your disclosures regarding the competitive conditions for the company, in which you state that your website "is open to" certain artists and that the company's success depends upon its ability to "remain competitive." As it appears that the company does not yet have an operational website and its business is not yet offering any services or products, please revise these and similar statements throughout the filing to use the future tense to indicate that such statements relate to the company's business plans instead of its current status.

6.   You indicate that you "will provide" visual artists with a low-priced, online venue to sell their work, and that you "will generate revenues" by charging sales commissions. As a development stage company, any discussion of your business plans should be balanced with disclosure that your business may not materialize in the event you are unable to execute on your plan. Ensure that all claims relating to events that you expect to occur at a future time are expressed as objectives that may not be accomplished. To the extent your filing continues to include statements that predict accomplishments in the future, expand to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of these

objectives. This comment applies to disclosure throughout your filing. Please revise accordingly.

<u>Signatures, page 43</u>

7. Please revise the signature page to ensure that the filing is signed by Mr. Paetra <u>in his individual capacity</u> as the company's principal executive, financial and accounting officer and sole director. In this regard, please remove the company's name above Mr. Paetra's signature beneath the language, "Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates stated." See the Signatures section of Form S-1.

<center>***</center>

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Petra Jaeger, President and CEO
ePhoto Image, Inc.
March 24, 2010
Page 4

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Please contact me at (202) 551-3483 with any questions. If you require further assistance you may contact Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462.

        Sincerely,

        Katherine Wray
        Attorney-Advisor

cc: David S. Jennings, Esq.
       Via facsimile at (800) 731-6120

       Lisa Shults
       Nevada Agency and Trust Company
       Via facsimile at (775) 322-5623